Income Statement

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CH GAAP)(without the mobile business)
(Millions of Ch$ as of December 31, 2005)

	JAN-DEC	IQ	IIQ
	2004	2004	2004
Operating revenues	597,250	146,901	148,745
Operating costs	490,938	120,959	123,022
OPERATING INCOME	106,312	25,942	25,723
Operating Margin	17.8%	17.7%	17.3%
EBITDA	305,257	76,773	75,169
EBITDA Margin	51.1%	52.3%	50.5%

Última actualización 28/01/06
Por Telefónica CTC Chile